SECURITIES 03011662 SSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 48461

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Corinthian Partners, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 EAST 53rd Street 22nd flr
(No. and Street)

NY (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie M. Hunt 212 287-1500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates LLP
(Name — if individual, state last, first, middle name)

100 Jericho Quadrangle, Suite 236, Jericho, NY 11753
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 07 2003 WASH. D.C. 165

PROCESSED MAR 24 2003 THOMSON FINANCIAL

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Julie M Hunt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Corinthian Partners, LLC, as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Julie M Hunt
Signature

SR. MANAGING Director
Title

2/11/03
Notary Public

ROBERT P. BUDAKIAN
Notary Public, State of New York
No. 01BU5080394
Qualified in New York County
Commission Expires June 16, ~~1999~~ 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in ~~Financial Condition~~. Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORINTHIAN PARTNERS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2002

CORINTHIAN PARTNERS, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2002

CONTENTS

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT

Corinthian Partners, LLC
New York, New York

We have audited the accompanying statement of financial condition of Corinthian Partners, LLC as of December 31, 2002, and the related statements of loss, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corinthian Partners, LLC as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting standards generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities

and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schneider & Associates LLP

Jericho, New York
March 6, 2003

CORINTHIAN PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS	
Cash	$ 18,094
Due from clearing firm	163,495
Securities owned:	
Marketable, at market value	11,731
Not readily marketable, at estimated fair value	3,300
Fixed assets – net	62,011
Employee loans and advances	70,367
Due from Corinthian Holdings, LLC	441,413
Other assets	90,904
Total assets	$861,315
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable and accrued expenses	$164,235
Commitments and contingencies (See Notes)	
MEMBER'S EQUITY	697,080
Total liabilities and member's equity	$861,315

See accompanying notes to financial statements.

CORINTHIAN PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Net dealer inventory and trading gains	$ 163,295
Commissions	886,429
Management fees	651,352
Investment banking	5,457
Interest and other income	78,733
Total revenues	1,785,266
Expenses	
Employee compensation and benefits	1,222,960
Clearing charges	162,848
Communications and occupancy	497,974
Market data services	98,693
Other operating expenses	436,514
Total expenses	2,418,989
Net loss	$ (633,723)

See accompanying notes to financial statements.

CORINTHIAN PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

BALANCE, January 1, 2002	$1,330,803
Net loss for the year	(633,723)
BALANCE, December 31, 2002	$ 697,080

See accompanying notes to financial statements.

CORINTHIAN PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Increase (decrease) in cash	
Cash flows from operating activities	
Net loss	$ (633,723)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	59,651
(Increase) decrease in operating assets:	
Due from clearing firm	199,509
Securities owned	39,052
Employee loans and advances	12,000
Due from Corinthian Holdings, LLC	155,353
Other assets	130,153
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	76,280
Deferred rent payable	(5,437)
Total adjustments	666,561
Net cash provided by operating activities	32,838
Cash flows from investing activities - purchase of fixed assets	(16,321)
Net increase in cash	16,517
Cash at January 1, 2002	1,577
Cash at December 31, 2002	$ 18,094

See accompanying notes to financial statements.

CORINTHIAN PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION

Corinthian Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company is wholly-owned by Corinthian Holdings, LLC ("Holdings").

The Company executes principal and agency transactions in listed and over-the-counter securities and engages in investment banking activity. All customer transactions are cleared on a fully disclosed basis through an independent clearing firm. Accordingly, the Company does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records securities transactions, including gains from securities trading and commission revenue and expense, on a trade-date basis.

Marketable securities owned consist entirely of publicly traded equities, and are carried at quoted market prices with unrealized gains and losses reflected in income.

Securities not readily marketable are valued at fair value as determined by management. These securities consist of investments that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933.

Depreciation of equipment is provided on a straight-line basis over the estimated useful life of the respective assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 3 - FIXED ASSETS

Fixed assets consist of the following:

		Estimated Useful Life
Office furniture and equipment	$269,470	5 years
Leasehold improvements	207,451	Term of lease
	476,921	
Less: Accumulated depreciation	414,910	
	$ 62,011	

Depreciation and amortization expense was $59,651 for the year.

NOTE 4 - RELATED PARTY TRANSACTIONS

Loans to officers in the amount of $65,367 bear interest at 6% per annum; the balance of $5,000 is non-interest bearing. All amounts are due on demand.

The Company's affiliate, Corinthian Partners Asset Management, LLC ("CPAM"), is a registered investment advisory firm owned by Holdings. Under an informal arrangement, the Company defrays most of CPAM's operating costs in exchange for a percentage of CPAM's monthly revenues. The Company's share of CPAM revenues totaled $189,423 in 2002.

NOTE 5 - LEASES

The Company is obligated under various equipment leases and an office sublease. During 2002, the Company extended its office sublease through April 2004. The modified agreement provides for the offset of a portion of the monthly sublease payments against the Company's security deposit until the deposit balance has been reduced to zero, after which rent will be payable at a reduced rate for the remainder of the sublease term. The Company's two principal officers have personally guaranteed the payment of all sublease rent obligations. Rent expense was $282,270 for the year ended December 31, 2002.

NOTE 5 - LEASES - continued

Following is a summary of future rental expense under all operating leases:

Year ended December 31,	
2003	$327,650
2004	106,953
Total	$434,603

NOTE 6 - NYC COMMERCIAL RENT TAX

The Company was recently notified by the City of New York Department of Finance that the Company is liable for NYC Commercial Rent Tax relating to its subleased premises. The Company had believed that such taxes were being paid by the sublessor. Management has established a reserve of $60,000 as of December 31, 2002 to cover estimated rent tax liabilities, and is currently working with the Department of Finance to resolve the matter. Actual results could vary from the amount accrued at December 31, 2002.

NOTE 7 - INCOME TAXES

As a single member LLC, the Company files income tax returns in combination with Holdings and CPAM. The combined entity is not subject to federal or state income tax, and thus no federal or state income tax expense has been recorded in the accompanying financial statements. The members of Holdings report their proportionate share of membership taxable income or loss in their respective income tax returns. The combined entity is subject to New York City Unincorporated Business Tax ("UBT") on taxable profits.

NOTE 8 - CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and securities inventories. The Company maintains all inventory positions and a significant portion of its cash balances at its clearing firm.

NOTE 9 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company executes, as principal and agent, securities transactions on behalf of its customers and for its own account. If counter-parties fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company attempts to mitigate the risk of default by reviewing, as necessary, the credit standing of a counter-party.

NOTE 10 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. At December 31, 2002, the Company had net capital of $53,325, which was less than its requirement of $100,000, resulting in a net capital deficiency of $46,675. The ratio of aggregate indebtedness to net capital was 2.59 to 1.

NOTE 11 - SUBSEQUENT EVENTS

In February 2003, the Company entered into an agreement to settle a customer matter for $40,000. The settlement is payable in twelve monthly installments of $3,333, commencing in September 2003. The accompanying financial statements and Computation of Net Capital reflect the cost of the settlement as of December 31, 2002.

In January 2003, the Company collected $65,000 of its receivable from Holdings, and in February 2003, the Company collected an additional $100,000 from Holdings, which brought the Company into net capital compliance. Holdings paid an additional $30,000 to the Company on March 6, 2003.

SUPPLEMENTARY SCHEDULES

CORINTHIAN PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR
BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.

CORINTHIAN PARTNERS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2002

Computation of Net Capital

Member's equity	$697,080
Non-allowable assets:	
Securities not readily marketable	3,300
Fixed assets - net	62,011
Employee loans and advances, net of offsetting commissions payable of $26,000	44,367
Due from Corinthian Holdings, LLC	441,413
Other assets	90,904
Total non-allowable assets	641,995
Net capital before haircuts on security positions	55,085
Haircuts on securities:	
Stocks	1,760
Net capital	53,325
Minimum capital requirement - the greater of $100,000 or 6-2/3% of aggregate indebtedness of $138,235	100,000
Net capital deficiency	$ (46,675)
Ratio of aggregate indebtedness to net capital	2.59 to 1
Schedule of aggregate indebtedness:	
Accounts payable and accrued expenses, net of offsetting employee loans of $26,000	$ 138,235

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002):

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$160,405
Audit adjustments:	
NYC commercial rent tax reserve	(60,000)
Customer matter settled by Company on February 12, 2003	(40,000)
Other	(7,080)
Net capital per above	$ 53,325

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
SEC Practice Section
New York State Society of CPAs
----
767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5

Corinthian Partners, LLC
New York, New York

In planning and performing our audit of the financial statements of Corinthian Partners, LLC for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schneider & Associates LLP

Jericho, New York
March 6, 2003